UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 20)*

                                XO HOLDINGS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    98417K106
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 30, 2009
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      721,069,301

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      721,069,301

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      721,069,301

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      89.33%

14 TYPE OF REPORTING PERSON*
      IN

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      ACF Industries Holding Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      319,237,686

8  SHARED VOTING POWER
      346,563,477

9  SOLE DISPOSITIVE POWER
      319,237,686

10 SHARED DISPOSITIVE POWER
      346,563,477

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      665,801,163

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      88.54%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Highcrest Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      665,801,163

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      665,801,163

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      665,801,163

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      88.54%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Buffalo Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      665,801,163

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      665,801,163

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      665,801,163

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      88.54%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Starfire Holding Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      665,801,163

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      665,801,163

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      665,801,163

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      88.54%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Unicorn Associates Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      346,563,477

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      346,563,477

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      346,563,477

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      65.56%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Arnos Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      328,368,831

8  SHARED VOTING POWER
      18,194,646

9  SOLE DISPOSITIVE POWER
      328,368,831

10 SHARED DISPOSITIVE POWER
      18,194,646

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      346,563,477

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      65.56%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Arnos Sub Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      18,194,646

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      18,194,646

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      18,194,646

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.09%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      44,142,832

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      44,142,832

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      44,142,832

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.51%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Hopper Investments, LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      44,142,832

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      44,142,832

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      44,142,832

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.51%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No. 98417K106

1  NAME OF REPORTING PERSON
      Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) or 2(e)                                                        / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      11,125,306

8  SHARED VOTING POWER
      44,142,832

9  SOLE DISPOSITIVE POWER
      11,125,306

10 SHARED DISPOSITIVE POWER
      44,142,832

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      55,268,138

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.29%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 20 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), of XO Holdings, Inc., a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on January 27, 2003 and amended by each of Amendments Nos. 1, 2 ,3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18
and 19 (as amended by Amendment  Nos. 1, 2 ,3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13,
14, 15, 16, 17, 18 and 19, the "Original 13D"), on behalf of the Filing Persons (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Original 13D is hereby amended by adding the following:

     (a) As of the close of business on September 30, 2009, the Filing Persons may be deemed to beneficially own in the aggregate 721,069,301 Shares constituting approximately 89.33% of the outstanding Shares based upon
          (i) the  182,075,035  Shares  stated to be issued and  outstanding  by
          Issuer, (ii) the 95,908,269 Shares beneficially held by the Filing Persons, (iii) the 10,041,858 Shares issuable upon exercise of the Warrants beneficially held by the Filing Persons, (iv) the 45,565,187 Shares issuable upon conversion of the 3,096,549 shares of 6% Class A Convertible Preferred Stock (the "Series A Shares") beneficially held by the Filing Persons, (v) the 401,831,615 Shares issuable upon conversion of the 555,000 shares of 7% Series B Convertible Preferred Stock (the "Series B Shares") beneficially held by the Filing Persons, and (vi) the 167,722,372 votes to which the 225,000 shares of 9.5% Series C Perpetual Preferred Stock (the "Series C Shares") beneficially held by the Filing Persons are entitled. The 45,565,187 Shares issuable upon conversion of the 3,096,549 Series A Shares reflect an increase of 673,377 Shares, in the aggregate, since July 1, 2009, the date on which the Filing Persons filed Amendment No. 18 to the Original 13D, as a result of the liquidation preference on the Series A Shares which accretes quarterly at a rate of 1.5%. The 401,831,615 Shares issuable upon conversion of the 555,000 Series B Shares reflect an increase of 6,911,108 Shares, in the aggregate, since July 1, 2009, the date on which the Filing Persons filed Amendment No. 18 to the Original 13D, as a result of the liquidation preference on the Series B Shares which accretes quarterly at a rate of 1.75%. The 167,722,372 votes to which the 225,000 Series C Shares are entitled reflect an increase of 3,890,995 votes, in the aggregate, since July 1, 2009, the date on which the Filing Persons filed Amendment No. 18 to the Original 13D, as a result of the liquidation preference on the Series C Shares which accretes quarterly at a rate of 2.375%.

          Hopper may, by virtue of its ownership of 100% of the general partnership interest in High River, be deemed to beneficially own the securities as to which High River possesses direct beneficial ownership. Hopper disclaims beneficial ownership of such securities for all other purposes. Barberry may, by virtue of its ownership of 100% of the membership interest in Hopper, be deemed to beneficially own the securities as to which Hopper possesses indirect beneficial ownership. Barberry disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in Barberry, be deemed to beneficially own the securities as to which Barberry possesses direct or indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes. Arnos may, by virtue of its ownership of 100% of the interest in Arnos Sub, be deemed to beneficially own the securities as to which Arnos Sub possesses direct beneficial ownership. Unicorn may, by virtue of its ownership of 100% of the interest in Arnos, be deemed to beneficially own the securities as to which Arnos possesses direct or indirect beneficial ownership. Unicorn disclaims beneficial ownership of such securities for all other purposes. ACF Holding may, by virtue of its ownership of 100% of the interest in Unicorn, be deemed to beneficially own the securities as to which Unicorn possesses indirect beneficial ownership. ACF Holding disclaims beneficial ownership of such securities for all other purposes. Highcrest may, by virtue of its ownership of 100% of the interest in ACF Holding, be deemed to beneficially own the securities as to which ACF Holding possesses direct or indirect beneficial ownership. Highcrest disclaims beneficial ownership of such securities for all other purposes. Buffalo may, by virtue of its ownership of approximately 99% of the interest in Highcrest, be deemed to beneficially own the securities as to which Highcrest possesses indirect beneficial ownership. Buffalo disclaims beneficial ownership of such securities for all other purposes. Starfire may, by virtue of its ownership of 100% of the interest in Buffalo, be deemed to beneficially own the securities as to which Buffalo possesses indirect beneficial ownership. Starfire disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in Starfire, be deemed to beneficially own the securities as to which Starfire possesses indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.

     (b) ACF Holding has the sole power to vote or to direct the vote and to dispose or direct the disposition of (i) 95,908,269 Shares, (ii) 10,041,858 Shares issuable upon exercise of the Warrants, (iii)
          3,096,549 Series A Shares (which are convertible into 45,565,187 Shares) and (iv) 225,000 Series C Shares (which are entitled to 167,722,372 votes). Arnos Sub has the sole power to vote or to direct the vote and to dispose or direct the disposition of 25,130 Series B Shares (which are convertible into 18,194,646 Shares). Arnos has the sole power to vote or to direct the vote and to dispose or direct the disposition of 453,535 Series B Shares (which are convertible into 328,368,831 Shares). High River has the sole power to vote or to direct the vote and to dispose or direct the disposition of 60,969 Series B Shares (which are convertible into 44,142,832 Shares). Barberry has the sole power to vote or to direct the vote and to dispose or direct the disposition of 15,366 Series B Shares (which are convertible into 11,125,306 Shares). Each of Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with ACF Holding, the power to vote or to direct the vote and to dispose or to direct the disposition of the (i) 95,908,269 Shares, (ii) 10,041,858 Shares issuable upon exercise of the Warrants,
          (iii) 3,096,549 Series A Shares (which are convertible into 45,565,187 Shares) and (iv) 225,000 Series C Shares (which are entitled to 167,722,372 votes). Each of Arnos, Unicorn, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Arnos Sub, Arnos, Unicorn, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Arnos Sub the power to vote or to direct the vote and to dispose or to direct the disposition of the 25,130 Series B Shares (which are convertible into 18,194,646 Shares). Each of Unicorn, ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Arnos, Unicorn, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Arnos the power to vote or to direct the vote and to dispose or to direct the disposition of the 453,535 Series B Shares (which are convertible into 328,368,831 Shares). Each of Hopper, Barberry and Mr. Icahn may, by virtue of its or his ownership interest in High River, Hopper and Barberry, respectively, be deemed to share with High River the power to vote or to direct the vote and to dispose or to direct the disposition of the 60,969 Series B Shares (which are convertible into 44,142,832 Shares). Mr. Icahn may, by virtue of his ownership interest in Barberry, be deemed to share with Barberry the power to vote or to direct the vote and to dispose or to direct the disposition of the 15,366 Series B Shares (which are convertible into 11,125,306 Shares). Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with ACF Holding the power to vote or to direct the vote and to dispose or to direct the disposition of the 225,000 Series C Shares (which are entitled to 167,722,372 votes).

     (c) Except as described in this item 5, no transactions in the Shares were effected within the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.


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                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2009


ACF INDUSTRIES HOLDING CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


HIGHCREST INVESTORS CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


BUFFALO INVESTORS CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name: Edward E. Mattner
              Title:  President


STARFIRE HOLDING CORPORATION

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


ARNOS CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Authorized Signatory


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ARNOS SUB CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: President


BARBERRY CORP.

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


HOPPER INVESTMENTS LLC
BY: Barberry Corp., its sole member

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


HIGH RIVER LIMITED PARTNERSHIP
BY: Hopper Investments LLC, its general partner
BY: Barberry Corp., its sole member

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Treasurer


UNICORN ASSOCIATES CORPORATION

         By:  /s/ Keith Cozza
              ---------------
              Name: Keith Cozza
              Title: Vice President


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/s/ Carl C. Icahn
-----------------
CARL C. ICAHN